RUBICON MINERALS CORPORATION

THIRD QUARTER ENDED SEPTEMBER 30, 2005

Interim Consolidated Financial Statements

(Unaudited)

The Company’s auditor has not performed a review of these interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets - Unaudited
As at September 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	September 30	December 31
	2005	2004
	(unaudited)	(audited)

Assets
Current Assets
Cash and cash equivalents	$4,398,730	$6,941,848
Amounts receivable	824,609	263,731
Prepaid expenses	98,069	64,202
	5,321,408	7,269,781

Investments (note 4)	6,782,940	3,177,783
Equipment (note 5)	47,906	56,604
Deferred property costs	23,856,109	19,815,494
	$36,008,363	$30,319,662

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$772,509	$897,397

Non-controlling interest	448,982	474,340

Shareholders' equity
Share capital (note 7(a) )	45,725,014	39,184,721
Contributed surplus	2,987,062	1,960,463
Deficit	(13,925,204)	(12,197,259)
	34,786,872	28,947,925
	$36,008,363	$30,319,662

Commitments (Note 8)
Subsequent events (Note 10)

Approved by the Board of Directors

"David W. Adamson"	"John R. Brodie"
David W. Adamson	John R. Brodie, FCA
Director	Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit - Unaudited
For the periods ended September 30, 2005 and 2004
(Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Expenses
Amortization	$4,025	$5,702	$12,077	$15,155
Consulting	51,824	15,360	112,769	170,550
Investor Relations	85,314	64,872	304,955	245,099
Office	28,653	27,669	96,183	125,981
Professional fees	122,370	23,203	231,654	100,840
Rent	24,082	6,864	63,859	38,995
Salaries	148,326	81,177	491,542	303,971
Stock-based compensation (note 6)	11,886	16,740	1,014,136	644,740
Telephone	4,357	9,083	13,465	12,722
Toquima IPO costs	-	103,500	-	363,568
Transfer agent and regulatory filing fees	5,288	53,156	158,825	125,353
Travel & accommodation	3,305	9,255	20,588	23,350
Write-off of deferred property costs	270,285	684,167	405,580	800,341

Loss before other items	(759,715)	(1,100,748)	(2,925,633)	(2,970,665)
Interest and other income	6,637	27,602	56,030	118,178
Gain on sale of investments	(19,077)	682,043	97,357	679,829
Equity loss (note 2)	-	-	(25,000)	-
Future income tax recovery (note 7(a))	-	-	1,043,943	-
Allocation of subsidiary's loss to minority interest	1,285	13,160	25,358	133,221

Net loss for the period	(770,870)	(377,943)	(1,727,945)	(2,039,437)
Deficit, beginning of period	(13,154,334)	(9,775,917)	(12,197,259)	(8,114,423)
Deficit, end of period	$(13,925,204)	$(10,153,860)	$(13,925,204)	$(10,153,860)

Loss per share	$(0.01)	$(0.01)	$0.03)	$0.04)
Weighted average number of common shares outstanding	62,871,521	52,527,952	58,222,891	52,492,392

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows - Unaudited
For the periods ended September 30, 2005 and 2004
(Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Cash Provided by (Used for)
Operating Activities
Net loss for the period	$(770,870)	$(377,943)	$(1,727,945)	$(2,039,437)
Adjustment for items which do not involve cash:
Amortization	4,025	5,702	12,077	15,155
Stock-based compensation, employees and consultants	11,886	16,740	1,014,136	762,340
Equity loss	-	-	25,000	-
Future income tax recovery	-	-	(1,043,943)	-
Loss (gain) on disposal of investments	19,077	(682,043)	(97,357)	(679,829)
Allocation of subsidiary's loss to minority interest	(1,285)	(13,160)	(25,358)	(133,221)
Write-off of deferred property costs	147,093	684,167	282,388	800,341
	(590,074)	(366,537)	(1,561,002)	(1,274,651)

Changes in non-cash working capital components:
Prepaid expenses	(24,819)	14,853	(33,867)	(33,720)
Amounts receivable	(404,565)	306,059	(560,878)	590,500
Accounts payable and accrued liabilities	179,165	(86,289)	(124,888)	15,920
	(840,293)	(131,914)	(2,280,635)	(701,951)

Investing Activities
Deferred property costs	(1,095,890)	(2,903,357)	(5,575,031)	(7,215,025)
Purchase of investments	(1,917,862)	(3,330,729)	(4,076,887)	(4,117,988)
Proceeds on sale of investments	484,238	2,313,447	684,796	2,347,183
Purchase of equipment	-	(24,732)	(3,380)	(29,391)
	(2,529,514)	(3,945,371)	(8,970,502)	(9,015,221)

Financing Activities
Common shares issued for cash	6,000,800	118,193	8,200,368	582,523
Share issue costs	(627,972)	-	(755,138)	-
Recovery of property costs incurred	422,892	1,265,547	1,177,436	2,918,605
Management and administration received	35,560	50,993	85,353	184,834
	5,831,280	1,434,733	8,708,019	3,685,962

Net cash used during the period	2,461,473	(2,642,552)	(2,543,118)	(6,031,210)
Cash and cash equivalents, beginning of period	1,937,257	7,913,416	6,941,848	11,302,074
Cash and cash equivalents, end of period	$4,398,730	$5,270,864	$4,398,730	$5,270,864

Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the three months and nine months ended September 30, 2005, the Company issued 65,000 and 159,000 of its common shares with a value of $55,500 and $151,470, respectively, in payment of property options (2004- $26,827 and $115,692) and received common shares of other companies with a value of $nil and $140,709, respectively, pursuant to the terms of property and joint venture agreements (2004 - $41,226 and $542,248).

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
September 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance September 30 2005
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$3,126,698	$221,280	$-	$3,347,978
Exploration costs
Geological and geochemical	1,269,028	123,161	-	1,392,189
Drilling	3,607,896	2,065,735	-	5,673,631
Geophysical	101,147	-	-	101,147
Travel and accommodation	136,750	44,772	-	181,522
Other	31,296	265	-	31,561
	8,272,815	2 ,455,213	-	10,728,028

Other Red Lake Properties
Acquisition and option payments	38,863	63,802	(58,750)	443,915
Exploration costs
Geological and geochemical	736,717	265,221	(126,441)	875,497
Drilling	596,423	546,664	(543,084)	600,003
Geophysical	280,310	-	-	280,310
Travel and accommodation	69,470	19,392	(12,810)	76,052
Other	2,981	17,094	(18)	20,057
Administration fees (earned)	(436,044)	-	(55,098)	(491,142)
	1,688,720	912,173	(796,201)	1,804,692

McCuaig JV Project
Acquisition and option payments	103,940	-	-	103,940
Exploration costs
Geological and geochemical	439,501	6,376	-	445,877
Drilling	1,143,647	582	-	1,144,229
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	-	-	2,000
Administration fees (earned)	(27,378)	-	-	(27,378)
	1,721,327	6,958	-	1,728,285

English Royalty Division Properties
Acquisition and option payments	171,332	49,305	(172,925)	47,712
Exploration costs
Geological and geochemical	44,869	144,463	-	389,332
Travel and accommodation	-	3,590	-	3,590
Other	107	-	-	107
	421,837	197,949	(172,925)	446,861

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at September 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance September 30 2005

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	244,242	-	-	244,242
Exploration costs
Geological and geochemical	447,445	33,277	-	480,722
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,569	193	-	10,762
Other	3,580	-	-	3,580
	830,376	33,470	-	863,846

Golden Promise Trend Properties
Acquisition and option payments	148,426	155,780	(5,000)	299,206
Exploration costs
Geological and geochemical	253,354	222,845	(135,658)	340,541
Drilling	172,065	16,218	(9,824)	178,459
Geophysical	54,579	750	-	55,329
Travel and accommodation	7,736	7,402	(4,389)	10,749
Other	-	71	(71)	-
Administration fees (earned)	(178,844)	-	(11,857)	(190,701)
	457,316	403,066	(166,799)	693,583

Avalon Trend Properties
Acquisition and option payments	159,783	80,172	(129,229)	110,726
Exploration costs
Geological and geochemical	255,677	92,043	(108,711)	239,009
Drilling	-	7,163	(7,163)	-
Travel and accommodation	4,179	437	(561)	4,055
Other	725	418	(1,143)	-
Administration fees (earned)	(42,671)	-	26,220	(16,451)
	377,693	180,233	(220,587)	337,339

Glenwood-Botwood Trend Properties
Acquisition and option payments	402,350	257,140	(27,568)	631,922
Exploration costs
Geological and geochemical	1,014,989	566,261	(133,542)	1,447,708
Drilling	291,101	370,942	-	662,043
Geophysical	256,029	34,158	(31,158)	259,029
Travel and accommodation	10,026	5,201	-	15,227
Administration fees (earned)	(42,913)	-	(14,973)	(57,886)
	1,931,582	1,233,702	(207,241)	2,958,043

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at September 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance September 30 2005

New World Trend Property
Acquisition and option payments	69,690	37,850	-	107,540
Exploration costs
Geological and geochemical	303,445	22,792	-	326,237
Drilling	567	1,583	-	2,150
Travel and accommodation	1,860	14	-	1,874
	375,562	64,868	-	440,430

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	89,692	50	(43,686)	46,056
Exploration costs
Geological and geochemical	248,771	22,706	-	271,477
Drilling	291,734	7	-	291,741
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	-	-	21,987
Other	225	-	-	225
	735,046	22,763	(43,686)	714,123

UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	1,044,955	93,232	-	1,138,187
Exploration costs
Geological and geochemical	371,232	853	-	372,085
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	415	-	18,428
Administration fees (earned)	(76,483)	-	-	(76,483)
	2,057,935	94,500	-	2,152,435

ARIZONA
Yuma King Property
Acquisition and option payments	54,202	6,340	(60,542)	-
Exploration costs
Geological and geochemical	16,484	23	(16,507)	-
Travel and accommodation	1,188	210	(1,398)	-
	71,874	6,573	(78,447)	-

NEVADA
Other Properties
Acquisition and option payments	765,850	45,483	-	811,333
Exploration costs
Geological and geochemical	107,561	69,550	-	177,111
	873,411	115,033	-	988,444

Deferred Property Costs	$19,815,494	$5,726,501	$(1,685,886)	$23,856,109

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
September 30, 2005
(Expressed in Canadian Dollars)

1.    NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of economic grade ore on any of its properties. The Company’s ability to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify an economic ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

The Company will require additional equity financing and/or the exercise of outstanding warrants to fund its working capital requirements, maintain and explore its mineral properties beyond the end of 2005 and/or to invest in Africo to maintain its current percentage ownership.

2.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. References to the Company included herein are inclusive of the accounts of the parent company and its subsidiary - Toquima Minerals Corporation at September 30, 2005 and December 31, 2004. The investment in Africo Resources Ltd. is accounted for on the equity basis. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2004.

All intercompany balances have been eliminated.

Deferred Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Deferred property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time. Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
September 30, 2005
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. The Company accounts for its interests in joint ventures using the proportionate consolidation method.

Financial Instruments and Financial Risk

The Company’s financial instruments consists of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company’s investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

Stock option-based awards made to consultants and employees are recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
September 30, 2005
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Flow through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to deferred property costs.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2005 and December 31, 2004, the Company did not have any asset retirement obligations.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

3.   RELATED PARTY TRANSACTIONS

For the three months and nine months ended September 30, 2005, the Company accrued $102,000 and $192,000 respectively in legal fees to a law firm of which a partner is a director of the Company. These amounts were recorded at their exchange amount.

4.	INVESTMENTS

As at September 30, 2005 and December 31, 2004, the Company owned common shares in public and private companies as follows:

	September 30, 2005	September 30, 2005	December 31, 2004	December 31, 2004
	Aggregate cost	Market value	Aggregate cost	Market value
Public companies	$367,684	$232,424	$814,414	$611,927
Private company (a)	$4,497,394	-	$2,363,369	-
	$5,368,393	$516,977	$3,177,783	$611,783

(a)	Investment in Africo Resources Ltd. (“Africo”)

Africo Resources Ltd. holds an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
September 30, 2005
(Expressed in Canadian Dollars)

4.	INVESTMENTS (Continued)

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company and subsequently resold part of its investment in Africo for a gain of $684,174. As at December 31, 2004, the Company owned 35.6% of Africo with a book value of $2,363,369 (net of equity loss).

During the six months ended June 30, 2005, the Company purchased an additional 1,420,000 shares at 1.50 per share, pursuant to a private placement for a total cost of $2.13 million.

During the three months ended September 30, 2005, the Company purchased an additional 1,262,184 shares at $1.50 per share, pursuant to private placements for a total cost of $1.89 million. As at September 30, 2005, the Company owned 37.0% of Africo with a book value of $6,415,255 (net of equity loss). There is no quoted market for the Company’s investment in Africo. An additional investment was made subsequent to the period end - see Note 10.

5.   EQUIPMENT

			September 30 2005	December 31 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and fixtures	52,570	36,380	16,190	19,047
Computer equipment	100,007	70,220	29,787	35,263
Software	5,626	3,697	1,929	2,294

	$ 158,203	$ 110,297	$ 47,906	$ 56,604

6.   STOCK-BASED COMPENSATION

The Company applies the fair value method of accounting for all stock-based compensation awards. During the three months and nine months ended September 30, 2005, the Company granted 250,000 and 2,535,000 stock options respectively to directors, officers and employees. 100,000 broker compensation warrants were also issued in the first quarter and 244,648 broker compensation options were issued in the third quarter. The Company recorded $11,885 and $1,014,135 respectively in stock-based compensation expense and $9,936 and $46,727, respectively in share issue costs. The fair value of these options and warrants were calculated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 44.81 to 58.14%, risk-free interest rate of 3.8% to 4.5% and an expected option life of 2 to 5 years.

7.   SHARE CAPITAL

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

	Price per Share	Number of Shares	Amount
Balance as at December 31, 2004		55,006,031	$39,184,721
Private placement (1)	$1.40	1,000,000	1,262,899
Warrants exercised	$1.05 to $1.25	482,493	559,318
Stock option exercised (2)	$0.76 to $0.83	300,000	284,450
Mineral properties	$0.88 to $1.25	94,000	95,970
Flow-through renunciation (3)		-	(1,043,943)
Balance as at June 30, 2005		56,882,524	$40,343,415
Private placement (4)	$0.65	9,232,000	5,326,099
Mineral properties	$0.66 to $0.89	65,000	55,500

Balance as at September 30, 2005		66,179,524	$45,725,014

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
September 30, 2005
(Expressed in Canadian Dollars)

7.     SHARE CAPITAL (Continued)

(1)  Flow through financing - net of share issue costs $137,101 (including $9,936 in stock-based compensation costs).

(2)  Includes $44,200 in fair value originally allocated to contributed surplus

(3)
The Company renounced $2,930,777 in flow through expenditures in February 2005 to investors with an effective date of December 31, 2004. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See Note 2.

(4)
Private placement of common shares - net of share issue costs of $674,701 (including $46,728 in stock-based compensation costs). The agent was paid a commission of 9.21% on the gross proceeds and a compensation option to purchase 244,648 units at a price of $0.693 per unit, expiring August 16, 2007. Each unit consists of one common share and 1/2 warrant entitling the holder of a full warrant to acquire an additional common share for a price of $0.85, expiring August 16, 2007.

(b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options for the nine months ended September 30, 2005:

	2005
	Number of options	Weighted -Average Exercise Price

Balance as at December 31, 2004	3,486,625	$1.11
Granted	2,110,000	$1.12
Exercised	(300,000)	$0.80
Cancelled/Expired	(220,625)	$1.16
Balance as at September 30, 2005 *	5,076,000	$1.13

* As at September 30, 2005, the weighted-average remaining contractual life of stock options outstanding was 3.47 years.

(c)	Summary of stock options outstanding as at September 30, 2005:

Type of Issue	Number Outstanding	Exercise Price	Weighted Average Years to Expiry

Stock Options	200,000	1.16	1.65
	35,000	0.99	1.69
	1,012,000	0.83	1.69
	100,000	1.15	1.74
	225,000	0.84	1.76
	709,000	1.48	3.29
	1,825,000	1.18	3.82
	370,000	1.21	4.22
	100,000	0.67	4.89
	150,000	0.74	4.92
	20,000	1.17	8.02
	30,000	1.35	8.06
	300,000	1.45	8.16

Total Stock Options	4,829,500

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
September 30, 2005
(Expressed in Canadian Dollars)
7.   SHARE CAPITAL (Continued)

(d)	Summary of warrants outstanding as at September 30, 2005 including agents' warrants and compensation options:

Type of Issue	Number Outstanding	Exercise Price	Weighted Average Years to Expiry

Warrants	198,634	1.40	1.20
Agents' warrants	100,000	1.40	1.29
Agents' options	244,648	0.693	1.84
Warrants	4,616,000	0.85	1.84

Total Warrants	5,159,282

8.   COMMITMENTS

(a)	At September 30, 2005, the Company has $403,282 in remaining payments for the lease of its Vancouver office expiring September 30, 2010.

(b)
At September 30, 2005, the Company is committed to incur a remaining $725,000 in eligible exploration expenditures prior to December 31, 2005 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

(c)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

9.   LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

10.   SUBSEQUENT EVENTS

(a)
Subsequent to September 30, 2005, the Company signed an option agreement with Agnico-Eagle Mines Ltd., giving Agnico the right to earn a 51% interest in the Company's DMC property in the Red Lake area. Pursuant to this agreement, for Agnico to earn its interest, it must make cash payments to the Company totalling $110,000 and incur $2.25 million of exploration expenditures within 3 years. Upon vesting, Agnico will have the option to earn a further 1% interest for each additional $1 million of exploration expenditures incurred, up to a maximum of 14%.

(b)
Subsequent to September 30, 2005, the Company purchased an additional 200,000 common shares of Africo Resources Ltd. from another shareholder for $250,000. Of this amount, the Company has agreed to re-sell 50,000 shares to a third shareholder for the same price as paid, leaving the Company with 37.8% ownership of Africo. See note 4 for additional Africo details.